

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 3, 2007

<u>VIA U.S. MAIL AND FACSIMILE (512.439.8303)</u>

Mr. Ross A. Goolsby
Chief Financial Officer
Heathtronics, Inc.
1301 Capitol of Texas Highway
Suite B-200
Austin, Texas 78746

> **Re: Healthtronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-30406**

Dear Mr. Goolsby:

We have reviewed your response letter dated November 20, 2007 and filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Summary of Significant Accounting Policies, page A-11

Goodwill and Other Intangible Assets, page A-12

1.   Please refer to our previous comment 3. We note that if the carrying amount of the reporting unit exceeds its fair value, you would perform the second step of the impairment test to measure the amount of any impairment loss. Please explain to us and disclose in future filings how you measure the impairment loss and tell us how your measurement approach is compliant with the guidance under paragraphs 20 – 22 of SFAS 142.

Note C. Goodwill and Other Intangible Assets, page A-17

2.   Please refer to prior comment 5. Please tell us how you considered the decline in the market value of your common stock between December 2006 and November 2007. Tell us whether or not you believe that the difference between your market capitalization and the fair value of your reporting units is solely due to the fact that the company's market capitalization excludes any control premium.

3.   Please refer to prior comment 6. We note that you calculated the fair value of each reporting unit using a combination of estimated discounted future cash flow projections and comparable companies' market values. Please explain to us, in greater detail, how you calculated the impairment loss, including any significant assumptions. Please also explain how you considered paragraphs 20 – 22 of SFAS 142. In future filings please disclose any significant assumptions underlying your valuations.

Representations

4.   We note that your response letter was signed by your outside legal representative. Please note that the requested representations must be signed by the company's management. Please provide all three acknowledgements in the form previously requested.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3604 if you have any questions regarding the comments and related matters. You may also contact Martin James; Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant